Securities and Exchange Commission
RECEIVED

APR 22 2008

Office of Compliance Inspection and Examinations

08031608

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48914

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Swiss Re Capital Markets Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 East 52nd Street
(No. and Street)

New York (City) NY (State) 10055 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Santangelo 212-317-5096
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 30 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______Michael J. Santangelo________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___________Swiss Re Capital Markets Corporation______________________________, as of _December 31, 2007________, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____________No Exceptions____

____

____

MONICA CORRY
Notary Public, State of New York
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Signature

_____Financial and Operations Principal_
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Swiss Re Capital Markets Corporation

Consolidated Statement of Financial Condition
December 31, 2007

Swiss Re Capital Markets Corporation
Index
December 31, 2007

Page(s)

This report contains the following:

Report of Independent Auditors 1

Financial Statements

Consolidated Statement of Financial Condition 2

Notes to Consolidated Financial Statements 3–8

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of Swiss Re Capital Markets Corporation:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Swiss Re Capital Markets Corporation and its subsidiary (the "Company") at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2008

Swiss Re Capital Markets Corporation
Consolidated Statement of Financial Condition
December 31, 2007

Assets	
Cash and cash equivalents	$ 15,475,510
Securities failed-to-deliver	104,750,000
Securities purchased under agreements to resell	58,406,355
Receivable from SRFPC and Parent	3,451,901
Prepaid expenses	225,539
Property, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $572,831	679,987
Deferred tax asset	279,513
Other assets	716,533
Total assets	$ 183,985,338
Liabilities	
Accounts payable and accrued expenses	$ 4,340,979
Financial contracts payable, at fair value, with SRFPC	106,732
Current income taxes payable	5,372,175
Total liabilities	9,819,886
Liabilities subordinated to claims of general creditors	85,000,000
Stockholder's equity	
Common stock - $0.01 par value - 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	57,499,999
Retained earnings	31,665,452
Total stockholder's equity	89,165,452
Total liabilities and stockholder's equity	$ 183,985,338

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Nature of Operations and Organization of the Company

Swiss Re Capital Markets Corporation (the "Company") was incorporated in Delaware on October 17, 1995, and effective July 2, 2001, became a wholly owned subsidiary of Swiss Re America Holdings Corporation ("SRAH"), which is ultimately owned by Swiss Reinsurance Company of Zurich, Switzerland (the "Parent"). Prior to July 2, 2001, the Company was a wholly owned subsidiary of Swiss Re New Markets Corporation. The Company was established to conduct securities and investment business. During the year, the Company acted as introducing agent and co-agent for a variety of transactions involving credit securitizations and the sale of securities that are sensitive to insurance risks ("CAT Securities"). Additionally, the Company may maintain positions in these securities as part of its proprietary trading activities. The Company also acted as underwriter on certain CAT Securities and structured credit transactions.

On September 22, 2002 and November 5, 2002 the Company purchased common shares in Swiss Re Capital Markets Japan Corporation ("SRCMJ"), purchasing 100 shares on each occasion for an aggregate investment of $10 million, representing all of the currently outstanding shares of SRCMJ. SRCMJ is a Delaware corporation incorporated on August 15, 2002 and registered with the Japan Financial Services Agency for registration under the Law Concerning Foreign Securities Firms of 1971. SRCMJ operates in Tokyo through a branch office. The functional currency of SRCMJ is the U.S. dollar.

The Company is a registered broker-dealer in securities under the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority.

2. Summary of Significant Accounting Policies

Basis of Presentation
The consolidated statement of financial condition includes the accounts of the Company and its wholly-owned subsidiary, SRCMJ. All significant intercompany balances and transactions have been eliminated in consolidation.

Securities Transactions
Proprietary securities transactions are recorded on the trade date. Proprietary securities are valued at fair value, which is generally obtained from publicly quoted market prices or broker or dealer price quotations.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2007, cash and cash equivalents include demand deposits in banks and a $5 thousand investment in a money market fund of a large financial institution investing primarily in short-term U.S. government and agency securities. Approximately $8.3 million of cash is held at a Japanese branch of a large U.S. bank, $4.1 million is held at the same bank in the U.S. and $1.6 million is held at a large Japanese bank. An additional $603 thousand is held in another large U.S bank and $897 thousand is being held as restricted cash at a second large Japanese bank for regulatory purposes.

Property, Equipment and Leasehold Improvements
Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, generally three years. Leasehold improvements are stated at cost and amortized on a straight-line basis over the shorter of the economic useful lives of the assets or the date of the termination of the lease.

Asset Retirement Obligations
Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to the legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset.

As of December 31, 2007, an asset of $52 thousand and a liability of $197 thousand were included in other assets and in accounts payable and accrued expense in the consolidated statement of financial condition. These amounts were recorded in accordance with SFAS No.143 and relates to a commitment to return property subject to an operating lease to its original condition upon lease termination.

Securities Failed-to-Deliver
Fails-to-deliver arise when the Company does not deliver securities on settlement date. The Company records the selling price as a receivable from the purchasing broker-dealer. The receivable is collected upon delivery of the securities.

Securities Purchased Under Agreements to Resell
Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements" or "reverse repos") are accounted for as collateralized financings and are carried in the consolidated statement of financial condition at their contractual amount plus accrued interest. At December 31, 2007, the Company had an open reverse repo with a large U.S. bank and three open reverse repos with SRFPC.

It is the Company's policy to obtain possession of collateral with a market value equal to or in excess of the contract value and accrued interest of open reverse repos. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. The Company has accepted collateral with a fair value of $58.6 million that the Company is permitted by contract or custom, to sell or repledge, and none has been sold or repledged as of December 31, 2007. The collateral is being held at one large U.S. bank.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange.

Financial Contracts Payable, at fair value, with SRFPC
Financial contracts payable is comprised of a forward contract with SRFPC carried at fair value.

Fair value is generally based on listed market prices or broker or dealer quotations. If listed market prices or quotations are not available, fair value is based on management's estimates

derived from using valuation models. These models utilize, among other factors, current interest rates, market prices, market volatility and other data, as applicable.

Income Taxes
In accordance with SFAS No. 109, "Accounting for Income Taxes," deferred tax liabilities or assets reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. The future tax benefits of deferred tax assets are recognized when the realization of such benefits is more likely than not.

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 as of January 1, 2007.

Benefit Plan
SRCMJ has one employee benefit plan for its employees in Japan. There are no plan assets associated with the plan. The benefits are based on years of service and a percentage of the employee's compensation. At December 31, 2007, a payable of $148 thousand relating to this plan is included in accounts payable and accrued expenses in the consolidated statement of financial condition.

Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

3. Financial Instruments

The Company does not use derivatives for trading purposes, but for economic hedging purposes, which includes forward contracts. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, as all financial instruments are marked to market.

4. Other Assets

Other assets in the consolidated statement of financial condition consist primarily of a lease deposit, various memberships and SFAS No. 143 restoration costs, all relating to SRCMJ.

5. Commitments and Guarantees

The Tokyo branch office of SRCMJ has a contractual obligation under a non-cancellable operating lease agreement which expires on July 31, 2009. The future minimum rental payments are approximately $346 thousand in 2008 and $202 thousand in 2009.

FASB Interpretation 45 requires the disclosures of representations and warranties which the Company enters into which may provide general indemnification to others. In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

6. Related Party Transactions

The Company has an agreement with SRFPC, whereby certain services are performed on behalf of the Company. The Company and SRFPC share office space and jointly incur various expenses that are paid by SRFPC, including occupancy costs and compensation and benefits attributable to SRFPC employees. At December 31, 2007, a payable of $2.7 million related to this activity is included, net, in the receivable from SRFPC and Parent in the consolidated statement of financial condition.

The Company has three open reverse repos with SRFPC in the amount of $33.9 million, including accrued interest.

The Company has an agreement with SRFPC to act as agent in the purchase and sale of CAT Securities and other financial instruments. At December 31, 2007, a receivable of $747 thousand related to this activity is recorded in the receivable from SRFPC and Parent in the consolidated statement of financial condition.

SRCMJ entered into a foreign exchange forward contract with SRFPC, in order to economically hedge its foreign currency exposure. The forward contract is carried at fair value, and the fair value of the contract as of December 31, 2007 is a liability of $107 thousand.

The Company has an agreement with SRFPC whereby certain services are performed in Japan on behalf of SRFPC. SRFPC reimburses the Company for all Japan related costs plus a mark-up. SRFPC prepays the Company for these expenses. At December 31, 2007, a net receivable of $1.8 million, representing the receivable for the mark-up increase less unearned revenue related to this activity, is included, net, in the receivable from SRFPC and Parent in the consolidated statement of financial condition.

The Company acts as introducing agent or underwriter on certain CAT and Credit securities transactions for related parties. At December 31, 2007, the Company has $4 million which is included, net, in receivable from SRFPC and the Parent in the consolidated statement of financial.

In 2003, the Company entered into a revolving subordinated loan agreement with SRFPC. Under the terms of the agreement, SRFPC agrees to issue revolving credit loans to the Company from time to time not to exceed $750 million in the aggregate with the outstanding balance available in computing net capital pursuant to SEC Rule 15c3-1. This credit line may be drawn down by the Company on a revolving basis, subject to the provisions of the agreement, and the Company may borrow, repay, and reborrow such amounts subject to the provisions of the agreement and regulatory requirements. The facility is available for a period of 5 years and bears interest based on LIBOR. Accrued interest of $307 thousand related to this activity is

included, net, in receivable from SRFPC and Parent in the consolidated statement of financial condition.

The carrying amount of subordinated loan agreements approximates fair value due to borrowings at market rate.

7. Income Taxes

For the year ended December 31, 2007, the Company is a member of a group which files a consolidated federal income tax return and combined state and local income tax returns with SRAH. The tax allocation agreement provides that each member shall compute and pay its tax liability on a separate return basis. In computing their income tax liability on a separate return basis, member companies have the ability to recover taxes paid in a prior year or offset future taxable income to the extent net operating losses or other tax attributes that they generated are carried back or forward in any manner permitted under the Internal Revenue Code.

At December 31, 2007, SRCMJ has net operating losses of approximately $1.4 million available for federal purposes which will expire between 2024 and 2027. These losses and basis differences, in connection with accrued pensions and foreign exchange activity, combined with net worldwide effects of the Tokyo branch office deferred tax asset, comprise the Company's net deferred tax asset.

During the year ended December 31, 2007, a valuation allowance against the U.S. deferred tax asset of SRCMJ increased from $17 thousand to $580 thousand, as the recoverability is doubtful. The U.S. deferred tax assets consist of accrued pensions, net operating losses, and AMT credit carryforwards.

The Company adopted FIN 48 on January 1, 2007 and recognized no adjustment to the opening balance of retained earnings. As of the date of adoption, and December 31, 2007, the total amount of unrecognized tax benefits, including interest and penalties, was nil. The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next twelve months.

8. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include forward and foreign exchange contracts. These derivative financial instruments are used to manage market risks and are, therefore, subject to varying degrees of market and credit risk.

Forward contracts provide for the delayed delivery of the underlying instrument. The credit risk for forward contracts is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company acts as introducing agent and co-agent for a variety of

transactions in secondary markets. The Company may also maintain positions in these securities as part of its trading activities.

In the event that the counterparties to transactions do not fulfill their obligations, the Company may be exposed to credit risk to the extent such obligations are unsecured. Also, if securities are not received, the Company is subject to risk of loss if the market value of such securities has increased over the contract amount of the transactions. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Company.

The Company's policy is to monitor its market exposure and counterparty risk. The Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

9. Regulatory Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2007, the Company's net capital of $159,368,696 exceeded required net capital of $510,724 by $158,857,972. The Company's ratio of aggregate indebtedness to net capital was 0.05 to 1.

The assets and liabilities of SRCMJ have been consolidated in the financial statements but have not been consolidated in the Company's net capital computation as shown in supplementary schedule I, nor have they been included in the Company's unaudited Part II FOCUS report as of December 31, 2007 (Form X-17A-5).

The Company is exempt from the provisions of Rule 15c3-3 under the exemptive provisions of subparagraph (k)(2)(i) of the Rule.

10. New Accounting Pronouncement

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement (SFAS No. 157). SFAS No.157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt SFAS No. 157 beginning on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS No. 157 on its results of operations and financial position.

END